UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Information to be included in Statements filed pursuant to § 240.13d-1(a)
and Amendment thereto filed pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

IMCOR Pharmaceutical Co.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

71932A-30-9
(CUSIP Number)

Stuart P. Levine
500 Lake Cook Road, Suite 130, Deerfield, Illinois 60615 (847/267-0043)
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71932A-30-9

(1)	Names of Reporting Persons.
	S.S. or I.R.S. Identification		Stuart P. Levine
Nos. of Above Persons

(2)	Check the Appropriate Box if a		(a) ☐
	Member of a Group (See Instructions)		(b) ☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)		PF

(5)	Check if Disclosure of Legal Proceedings
is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization		United States

Number of		(7)	Sole Voting Power 1,002,386(A)
Shares
Beneficially		(8)	Shared Voting Power 0
Owned by
Each		(9)	Sole Dispositive Power 1,002,386(A)
Reporting
Person With		(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned
	By Each Reporting Person		1,002,386(A)

(12)	Check if the Aggregate Amount in Row (11)
	Excludes Certain Shares (See Instructions)		☐

(13)	Percent of Class Represented by Amount in Row (11)		1.3%

(14)	Type of Reporting Person (See Instructions)		IN

(A) The reporting person was a party to a Voting, Drag-Along and Right of First Refusal Agreement (the “Voting Agreement”) described in Item 4, below. The Voting Agreement was unanimously terminated by the parties thereto. The termination agreement was executed by the final signatory on February 16, 2005 with the termination effective as of February 1, 2005.

CUSIP No. 71932A-30-9

(1)	Names of Reporting Persons.
	S.S. or I.R.S. Identification		SL Investment Enterprises, LP
Nos. of Above Persons

(2)	Check the Appropriate Box if a		(a) ☒
	Member of a Group (See Instructions)		(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)		OO

(5)	Check if Disclosure of Legal Proceedings
is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization		Georgia

Number of		(7)	Sole Voting Power 250,000(A)
Shares
Beneficially		(8)	Shared Voting Power 0
Owned by
Each		(9)	Sole Dispositive Power 250,000(A)
Reporting
Person With		(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned
	By Each Reporting Person		250,000(A)

(12)	Check if the Aggregate Amount in Row (11)
	Excludes Certain Shares (See Instructions)		☐

(13)	Percent of Class Represented by Amount in Row (11)		0.3%

(14)	Type of Reporting Person (See Instructions)		PN

(A) The reporting person was a party to a Voting Agreement described in Item 4, below. The Voting Agreement was unanimously terminated by the parties thereto. The termination agreement was executed by the final signatory on February 16, 2005 with the termination effective as of February 1, 2005.

CUSIP No. 71932A-30-9

(1)	Names of Reporting Persons.
	S.S. or I.R.S. Identification		Stuart and Sherri Levine
	Nos. of Above Persons		Family Foundation, Inc.

(2)	Check the Appropriate Box if a		(a) ☒
	Member of a Group (See Instructions)		(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)		OO

(5)	Check if Disclosure of Legal Proceedings
is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization		Illinois

Number of		(7)	Sole Voting Power 25,000(A)
Shares
Beneficially		(8)	Shared Voting Power 0
Owned by
Each		(9)	Sole Dispositive Power 25,000(A)
Reporting
Person With		(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned
	By Each Reporting Person		25,000(A)

(12)	Check if the Aggregate Amount in Row (11)
	Excludes Certain Shares (See Instructions)		☐

(13)	Percent of Class Represented by Amount in Row (11)		0.0%

(14)	Type of Reporting Person (See Instructions)		CO

(A) The reporting person was a party to a Voting Agreement described in Item 4, below. The Voting Agreement was unanimously terminated by the parties thereto. The termination agreement was executed by the final signatory on February 16, 2005 with the termination effective as of February 1, 2005.

Item 1.  SECURITY AND ISSUER.

This Schedule 13D relates to common stock (“Common Stock”) of IMCOR Pharmaceutical Co., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6175 Lusk Boulevard, San Diego, CA 92121.

Item 2.  IDENTITY AND BACKGROUND.

Set forth below is the following information with respect to each of the persons filing this Schedule 13D (together, the “Reporting Persons”) and, in addition, each of such person’s general partners, if applicable, and, if applicable, the persons controlling such general partners (such additional persons, together with the Reporting Persons, the “Item 2 Persons”): (a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) principal business (if entity) or principal occupation and name, business and address of employer (if individual); (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws; and (f) citizenship (if individual) or jurisdiction of organization (if entity).

I.

a)	Stuart P. Levine
b)	500 Lake Cook Road, Suite 130, Deerfield, Illinois 60015
c)	Private investor, 500 Lake Cook Road, Suite 130, Deerfield, Illinois 60015
d)	No criminal convictions (1)
e)	No adverse civil judgments for violations of securities laws (1)
f)	United States

II.

a)	SL Investment Enterprises, LP (Stuart Levine, General Partner)
b)	c/o Stuart P. Levine, 500 Lake Cook Road, Suite 130, Deerfield, Illinois 60015
c)	Investment partnership, 500 Lake Cook Road, Suite 130, Deerfield, Illinois 60015
d)	No criminal convictions (1)
e)	No adverse civil judgments (1)
f)	Georgia

III.

a)	Stuart and Sherri Levine Family Foundation, Inc. (Stuart Levine, President)
b)	c/o Stuart P. Levine, 500 Lake Cook Road, Suite 130, Deerfield, Illinois 60015
c)	Not-for-profit corporation, 500 Lake Cook Road, Suite 130, Deerfield, Illinois 60015
d)	No criminal convictions (1)
e)	No adverse civil judgments (1)
f)	Illinois

(1) During the last five years, no person listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Levine acquired 3,239,350 shares of Common Stock on December 9, 1994 from the Issuer in a private placement (adjusted to reflect a subsequent two-for-one reverse stock split). The purchase price was $.0231528 per share, which Mr. Levine paid with his personal funds.

On May 16, 1997, the Issuer sold 2,975,359 shares of Common Stock to Mr. Levine in a private transaction. The purchase price was $.28568 per share, which Mr. Levine paid with his personal funds. (These purchases were part of a stockholder restructuring in which Mr. Levine transferred 2,714,288 shares to the Issuer’s treasury for cancellation.) Since May, 1997, Mr. Levine has transferred shares to SL Investment Enterprises, LP and the Stuart and Sherri Levine Family Foundation, Inc., entities which he controls; and Mr. Levine has also disposed of certain shares to third parties by gift or sale.

On November 12, 2002, Tannebaum, LLC received shares of Issuer’s Common Stock in a private placement. The purchase price for such shares was $1.08 per share (post-reverse split).

During January through March, 2003, Mr. Levine disposed by gift of an aggregate of 68,300 shares of Common Stock to various third parties.

The purpose of Amendment No. 1 was to report that Mr. Levine disposed by gift of an aggregate of 12,300 shares since his prior report on Schedule 13D.

The purpose of Amendment No. 2 was to report that Mr. Levine disposed by gift of an aggregate of 7,000 shares of Common Stock to various third parties since his prior report on Schedule 13D.

The purpose of Amendment No. 3 was to report the beneficial interest of Mr. Levine, as co-manager of STRO, LLC, the then manager of Tannebaum, LLC, in the Common Stock held by Tannebaum, LLC.

The purpose of Amendment No. 4 was to report the call options that were granted by Tannebaum, LLC to STRO, LLC and Tannebaum Ventures, LLC.

The purpose of Amendment No. 5 was to report the acquisition by Tannebaum, LLC of 2,314,815 shares of Common Stock of the Issuer at $1.08 per share (post-reverse split).

The purpose of Amendment No. 6 was to report that Mr. Levine was no longer the beneficial owner of shares held by Tannebaum, LLC. Mr. Levine also reported the disposition by gift of an aggregate of 68,300 shares of Common Stock to various third parties since his prior report on Schedule 13D.

The purpose of Amendment No. 7 was to report that on May 19, 2003 Mr. Levine received 523,281 shares of Common Stock from Tannebaum, LLC in exchange for STRO, LLC’s withdrawal as manager and member of Tannebaum, LLC.

The purpose of this Amendment No. 8 is to report that the Voting Agreement, described in Item 4 below, has been terminated.

Item 4.  PURPOSE OF TRANSACTION.

The shares of Common Stock covered by this filing are being held by the Reporting Persons for investment purposes. The Reporting Persons will continue to monitor and evaluate their beneficial ownership of the Common Stock in light of pertinent factors, including, without limitation, the following: (a) the Issuer’s business, operations, assets, financial condition and prospects, (b) market, general economic and other conditions, and (c) other investment opportunities available to the Reporting Persons. In light of the foregoing factors, and the plans and requirements of the Reporting Persons from time to time, including the plans described below, the Reporting Persons may decide to (i) dispose of some or all of the shares of Common Stock that they beneficially own, or (ii) acquire additional shares of Common Stock or other securities of the Issuer.

On October 16, 2002, Tannebaum, LLC signed a Call Agreement granting call options to STRO, LLC and Tannebaum Ventures, LLC to purchase all of Tannebaum, LLC’s shares of the Issuer.

On November 12, 2002, the Issuer split off its photodynamic therapy and laser device business to five founding shareholders in exchange for all their Common Stock, which represented 52.9% of the Issuer’s outstanding shares. Simultaneously with the split off transaction, the Issuer sold $9,000,000 of Common Stock to a group of venture capital funds including Tannebaum, LLC. The financing agreements included a Voting Agreement pursuant to which (among other things) the reporting persons agreed to maintain the Issuer’s Board of Directors at seven members and to vote to elect certain persons to the Board.

During January through March, 2003, Mr. Levine disposed by gift of an aggregate of 68,300 shares of Common Stock to various third parties.

On March 31, 2003, STRO, LLC withdrew as manager of Tannebaum, LLC and was replaced by Tannebaum Ventures, LLC. Under the rules of the SEC, the Reporting person is no longer deemed to own the 2,344,957 shares held by Tannebaum, LLC.

On May 19, 2003, Mr. Levine received 523,281 shares of Common Stock from Tannebaum, LLC in exchange for STRO, LLC’s withdrawal as manager and member of Tannebaum, LLC.

The Voting Agreement was unanimously terminated by the parties thereto. On February 16, 2005, the termination agreement was executed by the final signatory with the termination effective as of February 1, 2005.

Except as described above, no reporting person has any current plans or proposals that relate to or would result in:

a.	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c.	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d.	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or dividend policy of the Issuer;

f.	Any other material change in the Issuer’s business or corporate structure;

g.	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h.
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

j.	Any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

Name of Item or Person	Common Stock Beneficially Owned(4)	% of Class (1)	Voting Power

Stuart P. Levine	1,002,386(2)	1.3%	Sole(3)
SL Investment Enterprises, LP	250,000(2)	0.3%	Sole(3)
Stuart and Sherri Levine Family Foundation, Inc.	25,000(2)	0.0%	Sole(3)

(1) All percentages in this table are based, pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934, on the 80,065,300 shares of Common Stock of the Issuer outstanding as of November 26, 2004.

(2) Excludes shares of Common Stock owned by other persons that were subject to the Voting Agreement described in Item 4, above.

(3) Common Stock owned by the Reporting Person is no longer subject to the Voting Agreement described in Item 4, above.

(4) All share totals in this table are after a one for four reverse split of Issuer’s Common Stock which was consummated simultaneously with the financing transaction described in Item 4, above.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The split off transaction, the financing transaction, the Voting Agreement and the related termination agreement, and the call agreement with the reporting person are described in Item 4, above. There are no other contracts, arrangements or understandings among any of the Item 2 Persons made or entered into specifically with respect to holding, voting or disposing of the Common Stock of the Issuer.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

The following exhibits are filed with this Schedule 13D:

1.
Voting Agreement dated as of November 12, 2002 by and among Robert J. Weinstein, M.D. (individually and as Director of the Robert and Lois Weinstein Family Foundation, Inc. and as Trustee of the Robert and Lois Weinstein Joint Revocable Trust), Stuart Levine (individually and as Trustee of the Theodore Tannebaum Trust), Tannebaum, LLC, Mi3 L.P., Oxford Bioscience and MRNA Fund II, L.P. (collectively, the “Stockholders”) (incorporated by reference to Schedule G to the Issuer’s DEFM 14A filing dated September 12, 2002).

2.
Call Agreement entered into as of October 16, 2002 by and among Tannebaum, LLC, STRO, LLC and Tannebaum Ventures, LLC (incorporated by reference to Exhibit A to the Reporting Persons’ Schedule 13D/A filing dated January 7, 2003).

3.
The Voting, Drag-Along and Right of First Refusal Agreement Termination Approval by and among the Stockholders executed by the final signatory on February 16, 2005 with the termination effective as of February 1, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2005	/s/ Stuart P. Levine
STUART P. LEVINE, individually and as General Partner and President, respectively, of SL Investment Enterprises, LP and the Stuart and Sherri Levine Family Foundation